SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 7, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                       Form 20-F |X|  Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: August 7, 2001           Mr. Gerry A. Racicot
                                     President

                    [Letterhead of Eiger Technology, Inc.]

      Eiger Technology, Inc. writes down goodwill during the quarter ended
                                 June 30, 2001

Toronto, ON - August 7, 2001 - Eiger Technology, Inc. (Eiger) announces a write down of goodwill and investment amounting to $ 12,900,000 relating to its interest in Eiger Labs, Inc., Eiger Net, Inc. Lexatec VR and Nixxo Technology, Inc. This write down is due to a general malaise that is permeating the computer peripheral and high technology market in North America and throughout the world. The International Data Corp.(IDC) and the Gartner Group separately issued reports in late July with preliminary figures showing a 2 per cent decline in the second quarter sales in 2001 compared with a year earlier. This is the first time in the 20 year history of the personal computer that year over year quarterly sales declined. Analysts from both IDC and Gartner said that sales may continue to decline in the second half of 2001. They also said that weakness in the U.S. consumer and business demand is spreading to overseas markets. The determination of this impairment in value of goodwill and investment was based on the industry weakness and the current economic performance of the specific investments.

Gerry Racicot, president of Eiger says that" We are confident that we will weather any further slowdowns in the economy. We are especially mindful of matching costs and expenses as we move forward and not getting ahead too much in terms of investments and commitments. We are looking at investments and where we can curtail them, but at the same time we want to keep our leadership and growth, so you will see us continuing to invest. Our current interest is potential acquisitions with reliable cash flow and high growth potential in a recession phase of our economy."

Mr. John C. Craig has resigned as a director of the Company.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Web site at www.eigertechnology.com.


                                      -30-

For More Information, Please Contact:
Roland P.Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.